UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHING T ON ,   D . C . 20549



     D IVI S IO N OF
CO RP ORAT IO N F INANCE



                                                                   November 21,
2018

James E. Meyer
Chief Executive Officer
Sirius XM Holdings Inc.
1290 Avenue of the Americas
11th Floor
New York, NY 10104

           Re: Sirius XM Holdings Inc.
               Registration Statement on Form S-4
               Filed October 31, 2018
               File No. 333-228088

Dear Mr. Meyer:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers About the Pandora Special Meeting
Q: What are the material U.S. federal income tax consequences of the transactions to U.S.
Pandora stockholders?, page 5

1. If neither parties' tax counsel is able to give a tax-free opinion at closing, we note the parties' intentions to restructure the merger so that the transactions will be treatable as a taxable sale. Confirm through additional disclosure that the parties will resolicit Pandora stockholders if the merger is restructured as a taxable transaction. James E. Meyer
FirstName Holdings Inc. E. Meyer
Sirius XM LastNameJames
Comapany 21, 2018
November NameSirius XM Holdings Inc.
November 21, 2018 Page 2
Page 2
FirstName LastName
Conditions to Completion of the Transactions, page 11

2. Your disclosure indicates that the parties may waive certain conditions to completing the transactions. Clearly delineate which of the conditions are waivable and by which party.
The exchange ratio is fixed and will not be adjusted in the event of any change in the market price..., page 21

3. We note your disclosure that changes in the market price of Sirius XM common stock prior to closing will affect the value of the merger consideration that Pandora stockholders will receive. We further note that if the transactions are completed, it will be after the
         Pandora special meeting where holders will vote, and thus Pandora stockholders will not know the market value of the merger consideration at the time of the vote. Given that the closing of the transactions is subject to the approval of the merger agreement by the
         Pandora stockholders, expand your risk factor disclosure to address how the risk of any fluctuation in the market price of Sirius XM might impact the willingness of Pandora stockholders to vote in favor of the merger. If at the time of effectiveness, the price of
         Sirius XM's common stock has dropped to a point that the implied value of the per share merger consideration is less than the current trading price of Pandora stock, you should highlight the likelihood of this possibility at closing.
Background of the Transactions, page 40

4. Discuss why Pandora was ultimately amenable to discussing a potential sale of the company to Sirius XM in September 2018 at a lower exchange ratio and enterprise value than what was originally discussed in March 2016.
5. Expand your discussion of the parties' negotiation of the material aspects of the proposed transaction to detail how the parties came to an agreement on the amount of the respective termination fees.
6. Confirm through additional disclosure on page 42 that Pandora paid KKR $22.5 million to terminate the KKR Investment Agreement on June 7, 2017.
Opinion of LionTree Advisors LLC, page 68

7. We note your disclosure on page 70 that LionTree's opinion was provided "solely" for the benefit of the Pandora board of directors. This disclosure suggests stockholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for LionTree's belief that shareholders cannot rely upon the opinion to support any claims against LionTree arising under applicable state law (e.g., the inclusion of an express disclaimer in LionTree's engagement letter with Pandora). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense
 James E. Meyer
FirstName Holdings Inc. E. Meyer
Sirius XM LastNameJames
Comapany 21, 2018
November NameSirius XM Holdings Inc.
November 21, 2018 Page 3
Page 3
FirstName LastName
         will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to LionTree would have no effect on the rights and responsibilities of either LionTree or the board of directors under the federal securities laws. Refer to
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 112

8. Please update to provide a pro forma balance sheet and income statement as of the most recent interim period. Please refer to Rule 11-02(c) of Regulation
S-X.
Note 2 - Estimated Consideration and Pro Forma Purchase Price Allocation, page
117

9. We note your disclosures on page 1 and elsewhere throughout the filing that the Pandora preferred stock will be cancelled for no consideration. Please revise to explain why you included the liquidation value of the Pandora preferred stock in your calculation of total estimated consideration.
Note 3 - Pro Forma Adjustments, page 119

10. Please provide a quantified breakdown of Pandora's property and equipment by asset class, indicating the historic carrying value, fair value, and adjustment amount.
11. We note that adjustment 3(a) reflects a $40 million reduction to property and equipment, net. Please disclose why the historic net carrying value of Pandora's property and equipment exceeds your estimate of fair value. Also, explain to us why it is not necessary for Pandora to record an asset impairment charge in its results of operations. In this regard, tell us when Pandora last assessed the fair value of these assets, the results of this assessment, and the methodology used.
12. It appears that adjustment 3(a) has removed depreciation and amortization expense out of cost of services and into a separate line item. If true, please revise the title of the cost of services line item on your pro forma statements of comprehensive income to clearly indicate that fact.
13. Please revise your discussion of adjustment 3(f) to more clearly identify the nature and amount of items being reclassified.
14. We note that your adjustment 3(h) to income taxes was calculated using your effective tax rate rather than the statutory tax rate. Please refer to Instruction 7 to 11-02(b) of
         Regulation S-X and revise, or advise us.
15.      Please revise to clarify the nature, amount, and purpose of adjustment
3(j).
 James E. Meyer
Sirius XM Holdings Inc.
November 21, 2018
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameJames E. Meyer                           Sincerely,
Comapany NameSirius XM Holdings Inc.
                                                           Division of
Corporation Finance
November 21, 2018 Page 4                                   Office of
Telecommunications
FirstName LastName